

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Michael Huseby
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd
Basking Ridge, NJ 07920

  Re: Barnes & Noble Education, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed April 23, 2024
    File No. 001-37499

Dear Michael Huseby:

  We have reviewed your filing and have the following comment(s).

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that the Rights Offering, in conjunction with the Purchase Agreement, Term Credit Agreement and Private Investment, together contemplate the issuance of at least 1.8 billion shares of common stock. Please revise your disclosure throughout the proxy statement to clearly quantify the total number of shares that could be issued as a result of the aforementioned transactions. Refer to Item 11(a) of Schedule 14A. Additionally, please revise to also quantify the estimated potential dilutive impact of such transactions. Please provide enough information so that investors understand the impact of approving the proposals articulated in preliminary proxy statement.

Michael Huseby
Barnes & Noble Education, Inc.
May 2, 2024
Page 2

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Sean Donahue